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Sam Gilliam

THE ARTIST WITH OUR HIGHEST TOTAL NET RETURN

In 2022, we sold a similar painting by Sam Gilliam, achieving our largest exit to date by total net return **(86.0%)**[1]



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Offering & Artist Overview

27.4%
Similar Sales Growth Rate ('05-'24)[2]

26.3%
Record Price Growth Rate ('96-'23)[3]

0.99
Risk-Adjusted Appreciation Rate ('03-'23)[4]



Gilliam's Exit Overview

In 2022, we sold our first Gilliam, achieving 33.1% Annualized Net Return[5] on a painting similar to our latest offering. See more information below:

Initial offering size
$770K

Sold for
$1.65M

Total Net Return (791 Days Held)
86.0%

Net profit from $10K investment
$8,600

Past performance is not indicative of future returns.

Gilliam's Frequent Price Appreciation

When Gilliam's paintings come back to auction, they've almost always gone up in value. See a few examples of the 17 total repeat sales below:

		BOUGHT FOR:	SOLD FOR:
1.		*LADY DAY II (1971)* **$5.4K** SEPT 2003	*LADY DAY II (1971)* **$2.2M** NOV 2018
2.		*Untitled* **$10.0K** SEPT 2017	*Untitled* **$21.7K** MAY 2022
3.		*Diamus #2* **$100.0K** NOV 2017	*Diamus #2* **$100.7K** MAR 2023

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

1. When Masterworks presents the total net return of an investment in a sold artwork, "total return", "total net return", or "MOIC", it refers to the percentage change or multiple of the amount distributable in respective Class A shares net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. Masterworks has offered investments in over 400 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

2. The data point above captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Sam Gilliam with the following criteria: Works on canvas with beveled edges created between 1970 and 1972, which measure between 30 inches by 80 inches in height and between 70 inches and 140 inches in width. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the data point above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 27.4% CAGR implied from selected sales occurring from January 11, 2005, to May 17, 2024.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Sam Gilliam have a record price compound annual growth rate ("CAGR") of 26.8% from December 14, 1996 to December 31, 2023. This calculation is based on (i) a record price of $2,900 on December 14, 1996, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,800,000, the most recent record price as of December 31, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Market-Risk Adjusted Appreciation, also referred to as the "Sharpe Ratio," indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities.

5. "Annualized Net Return" or "IRR", refers to the annualized internal rate of return net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. IRR may not be indicative of Masterworks paintings not yet sold and past performance is not indicative of future results. For additional information regarding the calculation of IRR for a particular investment in an artwork that has been sold, a reconciliation will be filed as an exhibit to Form 1-U and will be available on the SEC's website. Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.